UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER



                               Xynergy Corporation
                          (Exact name of registrant as
                       specified in its corporate charter)


Nevada                           000-24798                      93-1123005
(State or other                  (Commission            (I.R.S. Employer
jurisdiction of incorporation)   File Number)           Identification No.)


                        269 So. Beverly Drive, Suite 938
                             Beverly Hills, CA 90212
               (Address of principal executive offices) (zip code)



                                 (310) 274-0086
              (RegistrantOs telephone number, including area code)


         (Former name or former address, if changed since last report.)



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


                               Xynergy Corporation
                        269 So. Beverly Drive, Suite 938
                             Beverly Hills, CA 90212
                                 (310) 274-0086

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


GENERAL

         This Information Statement is being mailed on or about January 2, 2004 to the holders of shares of common stock, par value $0.001 (the "Common Stock") of Xynergy Corporation, a Nevada corporation ("Xynergy" or the "Company"), as of December 12, 2003. You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the CompanyOs Board of Directors (the "Board") to fill seats on the Company's Board. The resignation of the existing directors, and the appointment of new directors, will be effective 10 days following the mailing of this Information Statement to the Xynergy shareholders.

         On December 31, 2003, the Company entered into an Acquisition Agreement (the "Agreement") with Intervest Group, Ltd., a Nevada corporation ("Intervest"), and Raquel Zepeda, an individual ("Zepeda") which will result in a change of the CompanyOs management, Board of Directors, and ownership.

         Pursuant to the terms of the Agreement, effective on January 12, 2004 (the "Closing Date"), the following shall occur:

     - In exchange for 100% of the issued and outstanding common stock of four (4) Intervest subsidiaries, Xynergy shall issue an aggregate of 6,000,000 shares of its common stock (the "Xynergy Shares") to Intervest, which will represent approximately 11.4% of the issued stock of Xynergy;

     - As a condition to the closing of the transactions contemplated by the Agreement, Xynergy will enter into an employment agreement with Jones which shall provide for, among other things, 13,000,000 common shares, and a sign-on bonus of 1,500,000 shares of Class A Convertible Preferred Stock of Xynergy, with each share having twenty (20) votes per share;

     - As a condition to the closing of the transactions contemplated by the Agreement, Raquel Zepeda, Xynergy's current Sole Director and officer, has agreed to deposit 4,045,110 shares of common stock held by her into an escrow to be sold pursuant to Rule 144 at her discretion.


         You are urged to read this Information Statement carefully. You are not, however, required to take any action.

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


VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

         As of December 12, 2003, there were 33,660,697 shares of Xynergy common stock issued and outstanding. After giving effect to the issuance of the Xynergy Shares, there will be 52,660,697 shares of Xynergy common stock issued, and 39,660,697 shares outstanding. The outstanding common stock of Xynergy is held of record by 1,034 shareholders. Each share of Xynergy common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth, as of January 12, 2004 (both before and after giving effect to the issuance of the Xynergy Shares), certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

                                  Common Stock

                      Before Transaction After Transaction

                                     Amount &                           Amount &
                                     Nature of                          Nature of
                  Name & Address of  Beneficial       Percent of        Beneficial       Percent of
Total of Class    Beneficial Owner   Ownership        Class (1)         Class (2)
-------------------------------------------------------------------------------------------------

Common Stock      Raquel Zepeda        5,999,200        17.8%              1,954,090        3.7%
                  (3) (5) (7)

Common Stock      Raquel of Beverly
                  Hills, Inc. (5)     10,000,000        29.7%             10,000,000       19.0%

Common Stock      Machinations (5)     3,000,000         8.9%              3,000,000        5.7%

Common Stock      John Jones (4)(6)(8)        -0-          0-             13,000,000       24.7%
                                                                                (9)

Common Stock      Intervest Group, Ltd.       -0-          0-              6,000,000       11.4%
                  (10)                                                          (9)
                                            --------    -----               --------       -----
                  All Officers &
                  Directors as a
                  Group (1 Person)      5,999,200        17.8%            13,000,000       24.7%
                                    =========================================================
                                                                                (9)(10)

     (1)  Based  on  33,660,697   shares  of  common  stock  issued.  Of  these,
          13,000,000 are owned by wholly owned subsidiaries of Xynergy.

     (2)  Based  on  52,660,697   shares  of  common  stock  issued.  Of  these,
          13,000,000 are owned by wholly owned subsidiaries of Xynergy.

     (3)  Indicates a Director of the Company.

     (4)  Indicated a Director-nominee.

     (5) The shareholders address is c/o Xynergy Corporation, 529 So. Beverly Drive, Suite 938, Beverly Hills, CA 90212.

     (6)  Mr. Jones' address is 8945 Mott Drive, Jackson, MI 49201.

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

     (7) Ms. Zepeda's resignation as an officer and director of Xynergy will be effective January 12, 2004.

     (8) Mr. Jones's appointment to the Board of Directors will be effective January 12, 2004.

     (9) Does not include 1,500,000 shares of Class A Convertible Preferred Stock of Xynergy, with each share having twenty (20) votes per share. When combined with the shares of common stock owned by Mr. Jones, he will control 52% of the voting control of Xynergy based on 52,660,697 shares of common stock issued and outstanding.

     (10) The address of Intervest Group, Ltd. is 5025 Pine Drive, Jackson, MI 49201.

Changes in Control

     On December 31, 2003, the Company entered into an Acquisition Agreement (the "Agreement") with Intervest Group, Ltd., a Nevada corporation ("Intervest"), and Raquel Zepeda, an individual ("Zepeda") which will result in a change of the Company's management, Board of Directors, and ownership. The transaction has been described more fully herein.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

     The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.


Name                  Age     Position(s)
-----------------------------------------

Raquel Zepeda         52      Director, President, Secretary and CFO (1)
John A. Jones         56      Director, President, Secretary and CFO (2)

(1)  Outgoing Officer or Director
(2)  Incoming Officer and Director

     Raquel Zepeda has served as President and as a director of Xynergy since its inception on August 6, 1993 and as the Treasurer of Xynergy since August 1995. Ms. Zepeda established the Company as a sole proprietorship in 1987 as Colecciones de Raquel, line of cosmetics for the Latin/Hispanic. Prior to founding Xynergy, Ms. Zepeda worked as a legal secretary.

     John A. Jones has over ten years experience forming joint ventures in China in the automotive communications, construction and transportation industries. Mr. Jones has formed several joint ventures in Shanghai, Nantou, Shenzhen, Guangzhou, Shen Yang, Fushun, Tangin, Shekou and Wuhan. He has negotiated with government officials at the Provencial, city and local levels including: Party Secretaries & Assistants Science and Technology directors, Ministers of Finance, banking directors and customs officials in these locations. In China he is recognized as a business development consultant and his expert market analysis guides hundreds of millions of investment dollars. With teaming partners throughout Asia, Mr. Jones is in daily contact with persons in South Chia and Hong Kong for business and finance. In 1994 Mr. Jones founded Intervest Group, Ltd.


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

Compliance with Section 16(a) of the Securities Exchange Act of 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, there have been no 16(a) filings by any of its current officers or directors, and the Company is unable to determine the exact number of late filings and unreported transactions.

Board Meetings and Committees

     During the fiscal year ended December 31, 2002, the Board of Directors did not meet, but did take action by written consent several times.

     The Company presently has no executive committee, nominating committee or audit committee of the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     None of our employees are subject to a written employment agreement, and we have not paid compensation to any executive officers, or directors for services rendered to us during the years ended December 31, 2000, 2001, or 2002.

     Xynergy has adopted an Incentive Stock Option Plan (the "Plan"). The purpose of the Plan is to secure and retain key employees of Xynergy. The Plan authorizes the granting of options to key employees of Xynergy. The Plan is administered by Xynergy's Board of Directors. No options have been granted under the Plan. It may be expected that any options granted will be exercised only if it is advantageous to the option holder and when the market price of Xynergy's common stock exceeds the option price. In the event that Xynergy grants options pursuant to the Plan, the existence of such options may have a negative effect on the market price of Xynergy's common stock.

     Xynergy Directors have historically received a number of shares of common stock as compensation for their services in an amount determined by the Board of Directors.

Dated:        December 31, 2003     By order of the Board of  Directors

                                                /s/
                                    -------------------------------------
                                    Raquel Zepeda, Outgoing Director & President


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